FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR AUGUST 14, 2001




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)




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                                                CONTACT:
                                                John G. Nesbett
                                                Lippert/Heilshorn & Associates
                                                212-838-3777, ext. 6631
                                                e-mail: jnesbett@lhai.com


                            DESWELL INDUSTRIES, INC.
                ANNOUNCES 23% INCREASE IN FIRST QUARTER REVENUES

                     -OPERATING INCOME INCREASES 40 PERCENT-

       -COMPANY ALSO ANNOUNCES FIRST QUARTER DIVIDEND OF $0.24 PER SHARE-



HONG KONG (August 14, 2001) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the first quarter ended June 30, 2001.

Net sales for the quarter ended June 30, 2001 were $21.9 million, an increase of 23% compared to net sales of $17.8 million for the quarter ended June 30, 2000. Operating income increased 40% to $4.0 million, compared to $2.8 million for the same quarter in 2000. Net income for the quarter increased 22% to $3.4 million compared to $2.8 million for the year-ago quarter. Basic earnings per share and diluted earnings per share increased to $0.60 and $0.60 respectively (based on 5,598,000 and 5,598,000 weighted average shares outstanding, respectively), compared to $0.52 and $0.51 respectively (based on 5,348,000 and 5,407,000 weighted average shares outstanding, respectively), in the first quarter ended June 30, 2000.

The Company's balance sheet remains strong. The Company's cash and cash equivalents for the quarter increased to $29.4 million, compared to $25.3 million on March 31, 2001. The Company has no long-term borrowings.

Mr. Lau, chairman and chief executive officer, commented, "We are very pleased to announce that the Company reported a 23% increase in net sales and a 22% increase in net income in the first quarter compared to last year. Despite the downturn in global manufacturing driven by declining sales orders, we are glad to have been able to sustain strong growth in our business and maintain a healthy profit margin due largely to increased orders from new customers in both our electronics and metallics divisions. However, while our business remains strong, we realize that we are not immune to the macro-economic environment, and we are being more cautious concerning capacity expansion to protect our strong balance sheet."


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Mr. Lau continued, "Strengthening our marketing team has been one of our top priorities over the last couple of years. We are encouraged by these efforts, and look forward to maintaining our solid performance."



ANNUAL GENERAL MEETING
----------------------

The Company announced that the 2001 Annual General Meeting will be held at 10:00 a.m. on September 24, 2001 in the Linden Room of the Four Seasons Hotel, 300 S. Doheny Drive, Los Angeles, CA 90048.

FIRST QUARTER DIVIDENDS
-----------------------

The Company also announced that on August 10, 2001 its board of directors declared a dividend of $0.24 per share for the first quarter. The dividend will be payable on September 3, 2001 to shareholders of record as of August 20, 2001.


Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.
        ---------------




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

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            Quarter ended
                                                               June 30,
                                                          2001         2000
                                                          ----         -----

Net sales                                           $     21,884    $  17,786
Cost of sales                                             14,361       11,531
                                                  --------------   ----------
Gross profit                                               7,523        6,255
Selling, general and administrative expenses               3,567        3,435
                                                  --------------   -----------
Operating income                                           3,956        2,820
Interest expense                                            (11)            0
Other income, net                                             79          229
                                                  --------------   -----------
Income before income taxes                                 4,024        3,049
Income taxes                                                 210          204
                                                  --------------   -----------
Income before minority interests                           3,814        2,845
Minority interests                                           445           88
                                                  --------------   -----------
Net income                                          $      3,369    $   2,757
                                                  ==============   ===========
Basic:
  Net income per share (note 3)                    $        0.60    $    0.52
                                                  ==============   ===========

  Weighted average common shares                           5,598        5,348
                                                  ==============   ===========
     outstanding (in thousands)

Diluted:
 Net income per share (note 3)                    $        0.60    $     0.51
                                                  =============    ===========

 Weighted average common and potential                    5,598         5,407
                                                  ==============   ===========
      Common shares (in thousands)




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

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                                      June 30,             March 31,
                                                                       2001                  2001
                                                                       ----                  ----
                                                                   (Unaudited)            (Audited)
ASSETS

Current assets:
      Cash and cash equivalents                                  $        29,445     $         25,330
      Restricted cash                                                      2,477                1,988
      Marketable securities                                                  493               -
      Accounts receivable, net                                            17,690               15,777
      Inventories                                                         12,071               12,034
      Prepaid expenses and other current assets                            2,033                1,833
      Income taxes receivable                                                428                  428
                                                                 ---------------     -----------------
            Total current assets                                          64,637               57,390
Property, plant and equipment - net                                       24,939               25,563
Goodwill                                                                     504                  513
                                                                 ---------------     ----------------
               Total assets                                       $       90,080       $       83,466
                                                                 ===============     ================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                           $         6,710      $         4,274
       Bank loans                                                            482                    -
      Customer deposits and accrued expenses                               5,380                5,462
      Income taxes payable                                                   210                  298
                                                                 ---------------     ----------------
          Total current liabilities                                       12,782               10,034
                                                                 ---------------     ----------------
Deferred income tax                                                           15                   15
                                                                 ---------------     ----------------
Minority interests                                                         9,985                9,540
                                                                 ---------------      ---------------

Shareholders' equity
      Common stock
      -  authorized 20,000,000 shares; issued and outstanding
         5,601,431 shares at June 30, 2001 and
         5,597,931 at March 31, 2001                                          56                   56
      Additional paid-in capital                                          26,895               26,843
      Retained earnings                                                   40,347               36,978
                                                                 ---------------      ---------------
           Total shareholders' equity                                     67,298               63,877
                                                                 ---------------      ---------------
               Total liabilities and shareholders' equity         $       90,080       $       83,466
                                                                 ===============      ===============




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

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                         QUARTER ENDED
                                                                            JUNE 30,
                                                                            --------
                                                                       2001         2000
                                                                       ----         ----
Cash flows from operating activities:
           Net income                                                $  3,369    $  2,757
           Adjustments to reconcile net income to net cash
             provided by operating activities:
              Depreciation and amortization                             1,243       1,232
              Loss on sale of property, plant and equipment               (22)          6
              Minority interests                                          445          88
              Changes in current assets and liabilities:
                Accounts receivable                                    (1,913)     (1,530)
                Marketable securities                                    (493)        582
               Inventories                                                (37)     (1,295)
               Prepaid expenses and other current assets                 (200)        360
Income taxes receivable                                                     0           0
               Accounts payable                                         2,436         634
               Customer deposits and accrued expenses                     (82)       (674)
               In income taxes payable                                    (88)         52
                                                                     --------    --------
           Net cash provided by operating activities                    4,658       2,212
                                                                     --------    --------
Cash flows from investing activities
           Purchase of property, plant and equipment                     (655)     (1,531)
           Proceeds from disposal of property, plant and equipment         67           0
           Increase in restricted cash                                   (489)        (19)
                                                                     --------    --------
Net cash used in investing activities                                  (1,077)     (1,550)
                                                                     --------    --------

Cash flows from financing activities
           Common stock issued                                             52           0
           Exchange difference on translation                               0         (35)
           Increase in bank loans                                         482           0
                                                                     --------    --------
              Net cash provided by/(used in) financing activities         534         (35)
                                                                     --------    --------

Net increase in cash and cash equivalents                               4,115         627
Cash and cash equivalents, at beginning of period                      25,330      27,156
                                                                     --------    --------
Cash and cash equivalents, at end of period                            29,445      27,783
                                                                     ========    ========

Supplementary disclosures of cashflow information:
   Cash paid during the period
       for:
           Interest                                                        12           0
           Income taxes                                                   298         152
                                                                     ========    ========




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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT
           ----------------------
           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at June 30, 2001 and March 31, 2001, the results of operations for the quarters ended June 30, 2001 and June 30, 2000, and the cash flows for the quarters ended June 30, 2001 and June 30, 2000. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 10, 2001 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES
           -----------

                                                    June 30,         March 31,
                                                      2001             2001
                                                 -------------      ----------
          Inventories by major categories:
             Raw materials                       $     6,441       $   6,129
             Work in progress                          3,512           2,947
             Finished goods                            2,118           2,958
                                                 -------------      ----------
                                                 $    12,071       $  12,034
                                                 =============      ==========

3.         EARNINGS PER SHARE
           ------------------
           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters ended June 30, 2001 and 2000 were both from the Company's continuing operations.




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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED JUNE 30, 2001 COMPARED TO QUARTER ENDED JUNE 30, 2000
-------------------------------------------------------------------

The Company's net sales for the quarter ended June 30, 2001 were $21,884,000, an increase of $4,098,000 or 23.0% as compared to the corresponding period in 2000. The increase in sales was mainly related to increases in sales of injection-molded plastic and electronic & metallic products of $1,754,000 and $2,344,000 respectively. This represented increases of 16.6% and 32.4% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in respective divisions was mainly due to increase in orders from its existing customers as well as new customers.

The gross profit for the quarter ended June 30, 2001 was $7,523,000, representing a gross profit margin of 34.4%. This compares with the overall gross profit and gross profit margin of $6,255,000 or 35.2% for the quarter ended June 30, 2000.

Selling, general and administrative expenses for the quarter ended June 30, 2001 were $3,567,000, amounting to 16.3% of total net sales, as compared to $3,435,000 or 19.3% of total net sales for the quarter ended June 30, 2000.

As a result of the increase in net sales, operating income was $3,956,000 for the quarter ended June 30, 2001, an increase of $1,136,000 or 40.3% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interest to $445,000 for the quarter ended June 30, 2001 from $88,000 for the corresponding quarter in the prior year reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $3,369,000 for the quarter ended June 30, 2001, an increase of $612,000 or 22.2%, as compared to the quarter ended June 30, 2000 and net income as a percentage of net sales slightly decreased to 15.4% from 15.5%.







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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of June 30, 2001, the Company had a working capital surplus of $51,855,000. This compares with a working capital surplus of $47,356,000 at March 31, 2001. The increase in working capital was mainly attributed to net cash generated from its operating activities.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has outstanding short-term borrowings of $482,000 and no long-term debt as of June 30, 2001.

As of June 30, 2001, the Company had in place general banking facilities with four financial institutions aggregating approximately $18,129,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of June 30, 2001, the Company had (i) unused credit facilities of $16,839,000 (ii) cash and cash equivalents of $29,445,000 and
(iii) restricted cash of $2,477,000 and (iv) short-tem bank loans of $482,000. The restricted cash of $2,346,000 and leasehold land and buildings of $1,370,000 have been pledged as collateral for those credit facilities. The Company also had $131,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds.




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           With the exception of the reference in its press release to its web site for more information, the Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-49050).

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        For and on behalf of
                                                        Deswell Industries, Inc.





                                                        By: /s/ RICHARD LAU
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer


Date: August 14, 2001




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